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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*

                           Crown Media Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228411104
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                   May 3, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                             Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

--------------------------------------------------------------------------------
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)
       13-337-6808
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  ...................................................................

        (b)  ...................................................................
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares     5. Sole Voting Power        3,840,520 (includes Options
  Beneficially Owned                               for 3,900 shares)
  by Each Reporting    ---------------------------------------------------------
  Person With:         6. Shared Voting Power
--------------------------------------------------------------------------------
                       7. Sole Dispositive Power   3,840,520 (includes Options
                                                   for 3,900 shares)
--------------------------------------------------------------------------------
                       8. Shared Dispositive Power
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person   3,840,520
                                             (includes Options for 3,900 shares)
--------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)       13.1%
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


SEC 1745 (3-98)                             Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

ITEM 1.

     (a)      NAME OF ISSUER:

              Crown Media Holdings, Inc.

     (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              6430 S. Fiddlers Green Circle
              Suite 500
              Englewood, CO  80111

ITEM 2.

     (a)      NAME OF PERSON FILING:

              J.P. Morgan Partners (SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

     (c)      CITIZENSHIP:

                           Delaware

     (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                           Common Stock

     (e)      CUSIP NUMBER:
              228411104

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

     (a)      AMOUNT BENEFICIALLY OWNED:

              3,840,520 (includes Options for 3,900 shares)

     (b)      PERCENT OF CLASS:

              13.1% (as of December 31, 2000)

     (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


SEC 1745 (3-98)                             Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

              (i)    3,840,520 (includes Options for 3,900 shares)
              (ii)   Not applicable.
              (iii)  3,840,520 (includes Options for 3,900 shares)
              (iv)   Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

              Not applicable






SEC 1745 (3-98)                             Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001

                                    J.P. MORGAN PARTNERS (SBIC), LLC

                                    By: /s/ Jeffrey C. Walker
                                        ----------------------------------------
                                        Name:  Jeffrey C. Walker
                                        Title: President











SEC 1745 (3-98)                             Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund", whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.










SEC 1745 (3-98)                             Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), L.C.

                             EXECUTIVE OFFICERS(1)

President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Alfredo Irigoin*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Kelly Shackelford*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
 Secretary                                 Anthony J. Horan**
Assistant Secretary                        Robert C. Caroll**
Assistant Secretary                        Denise G. Connors**

------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                             Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104


                                  DIRECTORS(1)

                               Jeffrey C. Walker*













--------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.



SEC 1745 (3-98)                             Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

EXECUTIVE OFFICERS1

Chief Executive Officer                     William B. Harris**
President                                   Jeffrey C. Walker*
Executive Vice President                    Mitchell J. Blutt, M.D.*
Executive Vice President                    Arnold L. Chavkin*
Executive Vice President                    John M.B. O'Connor*
Managing Director                           John R. Baron*
Managing Director                           Christopher C. Behrens*
Managing Director                           David S. Britts*
Managing Director                           Rodney A. Ferguson*
Managing Director                           David Gilbert*
Managing Director                           Evan Graf*
Managing Director                           Eric A. Green*
Managing Director                           Michael R. Hannon*
Managing Director                           Donald J. Hofmann, Jr.*
Managing Director                           Alfredo Irigoin*
Managing Director                           W. Brett Ingersoll*
Managing Director                           Andrew Kahn*
Managing Director                           Jonathan R. Lynch*
Managing Director                           Jonathan Meggs*
Managing Director                           Thomas G. Mendell*
Managing Director                           Stephen P. Murray*
Managing Director                           Joao Neiva de Figueiredo, Ph.D.*
Managing Director                           Timothy Purcell*
Managing Director                           Thomas Quinn*
Managing Director                           Peter Reilly*
Managing Director                           Robert R. Ruggiero, Jr.*
Managing Director                           Susan L. Segal*
Managing Director                           Shahan D. Soghikian*
Managing Director                           Georg Stratenwerth*
Managing Director                           Lindsay Stuart*
Managing Director                           Patrick J. Sullivan*
Managing Director                           Kelly Shackelford*
Managing Director                           Charles R. Walker*
Managing Director                           Timothy J. Walsh*
Managing Director                           Richard D. Waters, Jr.*
Managing Director                           Damion E. Wicker, M.D.*
Managing Director                           Eric R. Wilkinson*
Senior Vice President                       Marcia Bateson*
Vice President and Treasurer                Elisa R. Stein*
Secretary                                   Anthony J. Horan**
Assistant Secretary                         Robert C. Carroll**
Assistant Secretary                         Denise G. Connors**


-------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                             Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*














------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                             Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr.*
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York 10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------


---------------------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o 270 Park Avenue, New York, New York 10017. Each executive officer is a United States citizen.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

SEC 1745 (3-98)                             Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: Crown Media Holdings, Inc.                          CUSIP NO.: 228411104

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board and
                                 Chief Executive Officer
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller            Co-Chairman
                               BP Amoco p.l.c.
                               1111 Warrenville Road, Suite 25
                               Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                President
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               P.O. Box 10444
                               Fairfax, Virginia 22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      President and Chief Executive Officer
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue - Room 29-72
                               New York, New York 10022
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman, President and Chief Executive Officer
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey 07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                 Former Chairman of Board and Chief Executive
                                 Officer of Maytag
                               13338 Lakeshore Drive
                               Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III         Chairman of the Board
                               J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman           Professor of Business Administration and Public
                                 Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                             Page 12 of 12 pages